Exhibit 99.1

SHANGHAI CENTURY DECISION TO PROCEED WITH BUSINESS
COMBINATION EXTENDED

Shanghai Century Acquisition Corporation (AMEX: SHA) announced today that the time period for Kevin Ma to determine whether to proceed with the acquisition of Asia Leader Investments Limited and its subsidiary, New Goal International Limited, has been extended to 12pm EST on Monday, April 28, 2008 from 2pm EST on April 25, 2008.

The proposed acquisition of Asia Leader and its subsidiary New Goal is subject to approval of Shanghai Century’s shareholders at The Annual and Extraordinary Meeting of Shareholders scheduled to be convened on Monday, April 28, 2008 at 10:00 a.m., New York time. The April 28, 2008, meeting will take place at the offices of Loeb & Loeb LLP, 345 Park Avenue, 18th Floor, New York, New York 10154.

About Shanghai Century Acquisition Corporation

Shanghai Century Acquisition Corporation was formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or control through contractual arrangements, an operating business having its primary operations in China. In April 2006 the Company raised US$115 million through an initial public offering on the American Stock Exchange. Shanghai Century Acquisition Corporation’s principal offices are in Hong Kong.

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